FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending January 16, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: January 16, 2004                                    By: Victoria Llewellyn
                                                             ------------------
                                                             Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

 GlaxoSmithKline plc Executive Director's details

Further to the announcement dated 15 December 2003, the following details for Dr Tadataka (Tachi) Yamada are provided in accordance with the requirements of the Financial Services Authority's Listing Rules on his appointment to the Board of GlaxoSmithKline plc with effect from 1 January 2004.

The following table shows Dr Yamada's current and past directorships of publicly quoted companies during the past five years.

------------------------------------------------------------------------------

            Company                             Country of incorporation

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Current directorships
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
diaDexus, Inc.                                               USA
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Past directorships
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
SmithKline Beecham p.l.c.                               England & Wales
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Healtheon/WebMD Corporation                                    USA
-------------------------------------------------------------------------------

Dr Yamada has an interest in 53,114 Ordinary Share ADRs of GlaxoSmithKline plc (each ADR represents two Ordinary Shares in GlaxoSmithKline plc). 52,930 of these ADRs were acquired prior to Dr Yamada being appointed to the Board of GlaxoSmithKline plc. Dr Yamada also has an interest in 1,205,358 ADRs arising from the grant of options under the Company's share option schemes, all of which were granted prior to his appointment as a director.


Paragraph 6.F.2 (b) to (g) Financial Services Authority's Listing Rules

Dr Yamada has no details to disclose in respect of paragraph 6.F.2 (b) to (g) of the Financial Services Authority's Listing Rules.



S M Bicknell
Company Secretary
14 January 2004